SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TRAFFIC UP 6% IN NOV
TO 13.8M GUESTS

                 Ryanair today (Tues, 2 Dec) released its Nov 2025 traffic stats as follows:

	Nov 24	Nov 25	Change
Guests	13.0m	13.8m	+6%
L. Fact	92%	92%	-

Ryanair operated over 78,000 flights in Nov 2025.

Rolling	Nov 24	Nov 25	Change
Guests	196.1m	205.7m	+5%
L. Fact	94%	94%	-

ENDS For further info please contact:	Ryanair Press Office T: +353-1-9451799 E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 December, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary